CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
c/o ConCap Equities, Inc.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
May 4, 2007
Dear Limited Partner:
     We previously sent you a letter dated May 1, 2007 regarding an unsolicited tender offer to buy units of limited partnership interest (“Units”) in Consolidated Capital Institutional Properties/2 (the “Partnership”) initiated by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Fund 3, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 5, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”)
     Our previous letter inadvertently indicated that the MacKenzie Group will accept the Units on a first come, first serve basis and that an investor who tenders all of its Units might not fully dispose of its investment in the Partnership. In fact, the MacKenzie Group’s offer states if more than 181,811 Units are validly tendered and not withdrawn, the MacKenzie Group will accept the Units on a pro rata basis (other than for those holders who elect the “all or none” option). Therefore, unless the investor selects the “all or none” option, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
ConCap Equities, Inc.
General Partner